Exhibit 99.1

Pendal Group Limited (The Parent Company) & J O Hambro Capital Management Limited (A Controlled Undertaking of The Parent Company), together the “Filing Persons”, hereby agree to file jointly a Schedule 13G and any amendments thereto relating to the aggregate beneficial ownership by each of the Filing Persons of any voting equity security of a class which is registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended, as required by Rule 13d-1 and Rule 13d-2 promulgated under the Securities Exchange Act of 1934.

This agreement shall remain in full force and effect until revoked by any party hereto in a signed writing provided to each other party hereto, and then only with respect to such revoking party.

Pendal Group Limited		J O Hambro Capital Management Limited
Date	signed	Date	signed
By:	/s/ Joanne Hawkins	By:	/s/ Mark Purnell
Name:	Joanne Hawkins	Name:	Mark Purnell
Title:	Company Secretary	Title:	Company Secretary